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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C.  20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1)*

                             RULE INDUSTRIES, INC.
           -----------------------------------------------------------
                                (Name of Issuer)

                                 COMMON STOCK
             ------------------------------------------------------
                         (Title of Class of Securities)

                                  781355-10-2
                  --------------------------------------------
                                 (CUSIP Number)

                                 GARY L. WELLER
                            -------------------------
                               470 OLD EVANS ROAD
                            -------------------------
                            EVANS, GEORGIA 30803-2587
                            -------------------------
                                 (706) 650-4218
                            -------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                 August 11, 1995
                    -----------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.



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Check the following box if a fee is being paid with the statement /  / .  (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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                                  SCHEDULE 13D

---------------------                                     ----------------------
CUSIP No. 781355-10-2                                     Page   3   of    Pages
---------------------                                     ----------------------

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     Greenfield Industries, Inc.
     04-2917072
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a)  / /
                                                                      (b)  / /


--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*


WC, BK
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS                          / /
     IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION


     Delaware
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

                    630,000 shares of Common Stock, par value $.01
               -----------------------------------------------------------------
NUMBERS OF     8    SHARED VOTING POWER
  SHARES
BENEFICIALLY        0
OWNED BY EACH  -----------------------------------------------------------------
REPORTING      9    SOLE DISPOSITIVE POWER
PERSON WITH
                    630,000 shares of Common Stock, par value $.01
               -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    0
               -----------------------------------------------------------------

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     630,000 shares of Common Stock, par value $.01
--------------------------------------------------------------------------------
     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES                  /X/
12   CERTAIN SHARES*

--------------------------------------------------------------------------------
     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

13   19.3%
--------------------------------------------------------------------------------
     TYPE OF REPORTING PERSON*

14   CO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.


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     This Amendment No. 1 relates to the Schedule 13D filed by the undersigned,
Greenfield Industries, Inc. ("Greenfield"), on July 28, 1995 to report the beneficial ownership of the Common Stock, $0.01 par value per share (the "Common Stock"), of Rule Industries, Inc. ("Rule" or the "Issuer"). Unless otherwise specified, all capitalized terms used herein have the meanings assigned in the
Schedule 13D.

Item 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

          Item 3 is hereby amended to substitute the following for the information previously reported:

          Greenfield has paid no cash consideration in connection with the acquisition of beneficial ownership described in Item 5 hereof and incorporated herein by reference thereto.

          In the event the option described pursuant to Item 5 hereof becomes exercisable and is thereafter exercised by Greenfield (as to which Greenfield has made no determination), Greenfield anticipates that it will utilize working capital and/or the proceeds from bank borrowings made in the ordinary course of business pursuant to an Amended and Restated Credit Facilities Reimbursement Agreement (the "Credit Agreement") dated November 8, 1994 by and among Greenfield, as Borrower, NationsBank of Georgia, National Association, Wachovia Bank of Georgia, National Association, Trust Company Bank, CommerzBank AG, Atlanta Agency and National City Bank, Kentucky, as Lenders, and NationsBank of Georgia, National Association, as Agent to finance such purchases and will utilize borrowing availability under the Credit Agreement and/or other borrowing facilities to be established in the future to finance the purchase of securities pursuant to the merger contemplated by the Merger Agreement described herein.

Item 4.   PURPOSE OF TRANSACTION.

          Item 4 is hereby amended to substitute the following for the information previously reported:

          The securities described as beneficially owned in Item 5 hereof have been acquired, as more fully described in Item 5 hereof, in connection with the execution of an Agreement and Plan of Merger (the "Merger Agreement") dated August 11, 1995 by and among Greenfield, Rule Acquisition Corporation and Rule pursuant to which all of Rule's outstanding Common Stock will be acquired by Greenfield. In the event the merger contemplated thereby is consummated, Greenfield anticipates that it would be able to and would (i) make changes to the Board of Directors and management of Rule, (ii) make changes to Rule's charter and by-laws, (iii)


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cause Rule's Common Stock to cease to be quoted on the Nasdaq National Market, and (iv) cause Rule's Common Stock to be eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended. No specific plans with respect to the foregoing have yet been formulated by Greenfield. Except as set forth above, Greenfield has no present plans or intent that would relate to or result in a sale or transfer of a material amount of assets of Rule or any material change in Rule's business or corporate structure.

Item 5.   INTEREST IN SECURITIES OF THE ISSUER.

          Item 5 is hereby amended to add the following at the end thereof:

          On August 11, 1995, in connection with, and pursuant to the Merger Agreement, Rule and Greenfield entered into a Stock Option Agreement dated August 11, 1995 (the "Option Agreement") whereby Rule granted Greenfield an option (the "Irrevocable Option") to purchase 630,000 shares of Rule Common Stock at a purchase price of $8.00 per share. The Irrevocable Option supersedes and replaces the option granted in the Letter of Intent. There has been no change in beneficial ownership by Greenfield of Rule's Common Stock as a result of the grant of the Irrevocable Option in lieu of the prior option. If the Irrevocable Option is exercised, Greenfield would have the sole power to vote or direct the vote and sole power to dispose or direct the disposition of the Common Stock received through such exercise.

          The Common Stock reported as beneficially owned hereby excludes 100 shares of Common Stock beneficially owned by Peter S. Finley, a director of Greenfield, as to which Greenfield disclaims beneficial ownership.

          Except as disclosed hereby there have been no transactions by Greenfield in the Common Stock of Rule since the filing of the Schedule 13D.

Item 6.   CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
          RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE
          ISSUER.

          Item 6 is hereby amended to substitute the following for the information previously reported:

          On July 20, 1995, Greenfield and Rule entered into a Letter of Intent providing for the acquisition of Rule by Greenfield in a merger in which Rule shareholders would receive $15.30 per share in cash. The Letter of Intent, which was


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summarized in Item 4 and 5 of the Schedule 13D, also provided for the grant of an option to Greenfield to purchase 630,000 shares of Rule Common Stock, exercisable under certain circumstances, at a price of $8.00 per share.

          On August 11, 1995, Greenfield, Rule Acquisition Corporation ("RAC") and Rule entered into the Merger Agreement, a copy of which is attached hereto as Exhibit (e) and incorporated herein by reference thereto. The Merger Agreement provides that RAC, a wholly-owned subsidiary of Greenfield, will be merged with and into the Registrant and all shareholders of the Registrant (other than shareholders validly exercising dissenting rights or Greenfield or RAC) shall be entitled to receive $15.30 per share of Rule Common Stock in cash. The Merger Agreement also provides that all outstanding options and warrants to purchase Rule Common Stock shall be cancelled at the effective time of the merger and all holders thereof shall be entitled to receive the positive difference, if any, between $15.30 and the exercise price for each such option or warrant. The Merger Agreement further provides that the Articles of Incorporation, By-Laws and Board of Directors of RAC shall be the operative articles of incorporation, by-laws and board of directors, respectively, of the surviving corporation.

          The Merger Agreement contains various representations and warranties, made by each of the parties thereto, convenants and conditions precedent to the consummation of the transactions contemplated thereby, as well as various other miscellaneous provisions which are incorporated herein by reference to the Merger Agreement. The foregoing summary of the Merger Agreement is qualified in its entirety by reference thereto.

          In connection with the execution of the Merger Agreement, Rule and Greenfield also entered into the Option Agreement pursuant to which Rule granted Greenfield the Irrevocable Option. The Irrevocable Option may be exercised by Greenfield, or a permitted assignee, in whole or in part on or before the earliest to occur of (a) the Effective Time of the Merger Agreement (as defined therein), (b) the closing of an Acquisition Transaction (as defined in Section
7.4 of the Merger Agreement), (c) the termination of the Merger Agreement pursuant to Section 11.2 thereof or (d) June 30, 1996. All proceeds received by Rule upon exercise of the Irrevocable Option may be used only to pay interest and principal on Rule's senior indebtedness. The foregoing summary of the Option Agreement is qualified in its entirety by reference thereto, which is filed herewith as Exhibit (f) and incorporated herein by reference thereto.


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Item 7.   MATERIAL TO BE FILED AS EXHIBITS.

          Item 7 is hereby amended to add the following at the end thereof:

          (d)  Press Release of Greenfield Industries, Inc. dated August 11,
1995

          (e) Agreement and Plan of Merger dated August 11, 1995 by and among Greenfield Industries, Inc., Rule Acquisition Corporation and Rule Industries, Inc.

          (f) Stock Option Agreement dated August 11, 1995 by and between Rule Industries, Inc. and Greenfield Industries, Inc.

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  August 18, 1995            GREENFIELD INDUSTRIES, INC.



                                   By: /s/ Gary L. Weller
                                      -------------------------------------
                                        Gary L. Weller
                                        Senior Vice President and
                                        Chief Financial Officer